UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission file number: 001-39838

Gracell Biotechnologies Inc.

Building 12, Block B, Phase II

Biobay Industrial Park

218 Sangtian St.

Suzhou Industrial Park, 215123

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20 F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CHANGES IN MANAGEMENT

Gracell Biotechnologies Inc. (“Gracell” or the “Company”) announced that it has appointed Dr. Samuel Zhang as Chief Business Officer. In this role, Dr. Zhang will be responsible for strategic leadership of Gracell’s global business development and corporate strategy, including structuring, negotiating and executing of strategic alliances and collaborations.

In addition, Dr. Martina Sersch, the Company’s Chief Medical Officer, has stepped down from her position with the Company. The new Chief Medical Officer will be on board on August 1, 2022. To ensure an effective transition, Dr. William Wei Cao, Chairman of the Board of Directors and Chief Executive Officer, will oversee Gracell’s clinical development activities prior to the on-boarding of the new Chief Medical Officer.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statements of Gracell on Form F-3 (No. 333-264545) and Form S-8 (No. 333-253486), to the extent not superseded by documents or reports subsequently filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracell Biotechnologies Inc.

By:	/s/ Yili Kevin Xie
Name:	Yili Kevin Xie
Title:	Chief Financial Officer

Date: July 19, 2022